Exhibit 4.41
Date:	December 23, 2015

Parties:
I.
"The Borrower": Top Ships Inc., of the Republic of the Marshall Islands, Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro, Marshall Islands MH96960, duly represented by Mr. Alexandros Tsirikos, Director/ Chief Financial Officer.

II.
"The Lender": Family Trading Inc. of the Republic of the Marshall Islands, of Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro, Marshall Islands MH96960, duly represented by Dimosthenis Eleftheriadis.

Interpretation
"Banking" or "Business day" means any day on which the banks generally and foreign exchange markets in Greece and the U.S.A. are open for business.
"Default" or "Event of Default" means any of the events specified in Section 8 whether or not any requirement for the giving of notice or the lapse of time or both or the happening of any other condition has been satisfied.
"the Loan" means an unsecured revolving credit facility for a principal amount of USD 15,000,000 (Fifteen Million US Dollars), available to be drawn in part or in whole from the execution date of this agreement up until November 30st 2016.
"Repayment Date" means the date on which any drawn principal amounts of the Loan are to be repaid in accordance with the provisions of Section 2 of this Agreement.
"Manager" means Central Mare Inc. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960
1.	Purpose of Loan
The Loan is to be used as bridge loan of the Borrower to cover the cost of the Borrowers' newbuilding program i.e. the construction of three MR2 Product Tankers at Hyundai Vinashin shipyard in Vietnam and for working capital purposes relating to operating vessels. The Loan is not to be used to repay, either in part or in whole, legacy liabilities of the Borrower.
2.	Repayment
The Borrower undertakes to repay any drawn amounts under this loan until December 31st 2016 in cash.
3.	Drawdown
A drawdown notice must be signed by an authorized representative of the Borrower and once served cannot be revoked without the consent of the Lender. All funds of the Loan shall be drawn from the Borrower via the Manager, or from any other account that the Lender may designate.

4.	Mandatory Prepayment
4.1 In case of a successful equity offering the Borrower is obliged to repay any drawn amounts under this loan fully in cash, any accrued interest up to this time and all fees included in sections 9 and 13 of this agreement.
4.2 In case of change of Control of the Borrower, the Borrower is obliged to immediately prepay any drawn amounts under this loan as per clause 2 above any accrued interest up to this time and all fees included in sections 9 and 13 of this agreement.
5.	Interest Rate - Default Interest
5.1 The rate of interest applicable to the Loan shall be nine per cent (9%) per annum on all amounts due. Interest shall be payable in one or more installments, on the option of the Borrower, the last installment payable on December 31st, 2016.
5.2 In the event of failure by the Borrower to settle any drawn amounts under this loan on the appointed date, the Borrower shall pay default interest on such amounts on demand from the date of such default up to the date of actual payment (as well after as before judgment) at the rate of 5% over the applicable interest rate. Any interest not paid when due shall be compounded every three months.
6.	Payments
6.1The Drawn amount and all payments or repayments to be made by the Borrower shall be made in freely transferable currency, by remitting funds to the account of the Manager
Account : Central Mare Inc.
Bank : Credit Suisse
Account Number: 0835-2193917-9
IBAN (USD): CH37 0483 5219 3917 9200 0
SWIFT code: CRESCHZZ80A
6.2 All payments by the Borrower under this Agreement (whether in respect of principal, interest, or otherwise) shall be made in full, without any set-off, counterclaim or retention and free and clear of and without any deduction or withholding in respect of duties, taxes, charges, levies, impost duties or fees of any nature.
6.3 In the event that the Borrower or the Lender is required by law to make any such deduction or withholding from any payment then the Borrower shall forthwith pay to the Lender of the full amount which would have been received hereunder had no deduction or withholding been made. The obligations set forth in this Section shall survive the termination of this Agreement and the repayment of the Loan.
7.	Representations and warranties of the Borrower
The Borrower represents and warrants that:
7.1 This Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms. All consents, licenses, approvals, registrations, authorizations or declarations in the jurisdiction to which the Borrower is subject required to enable it to borrow hereunder and lawfully to enter into and perform and discharge its duties and liabilities under this Agreement have been obtained or made and are in full force and effect.
7.2 The signing and delivery of this Agreement and performance of any of the transactions contemplated in it will not contravene or constitute a default under any provision contained in any agreement, instrument, law, judgment, order, license, permit or consent by which the Borrower or any of its assets is bound or affected.
7.3 No condition, event or act has occurred and is continuing or would result from the making of the Loan which constitutes an Event of Default or a Default;
7.4 The Borrower is not in default under any agreement to which it is a party or by which it may be bound and no litigation, arbitration or administrative proceedings are presently current or pending, or to the knowledge of the Borrower, threatened, which in any such case would have an adverse effect upon the Borrower to perform and observe the obligations and provisions binding upon him under this Agreement.
8.	Default
On the occurrence of any of the events specified below the Lender may, by giving written notice cancel this Agreement and/or demand immediate repayment of the whole outstanding balance of the Loan and all accrued interest, and all costs and expenses and any other moneys due hereunder and the Lender may exercise its rights under any security which it holds:
(a)          If the Borrower fails to fulfill payment obligations arising hereunder and such failure continues to be unremedied for five days;
(b)          If the Borrower fails to observe or perform any of its obligations under this Agreement and such default continues to be unremedied for five days;
(c)          Any representation, warranty or statement which is made or deemed to have been made by the Borrower in this Agreement or in any certificate, statement, or notice provided under or in connection with this Agreement proves to be incorrect in any respect which the Lender deems material;
(d)          If the Borrower fails to fulfill its obligations in respect of any other indebtedness for borrowed money to the extent that such indebtedness becomes repayable or capable of being declared repayable prior to its stated maturity;
(e)          If an order is made or resolution passed for the liquidation or the winding up of the Borrower other than for the purposes of amalgamation or reconstruction agreed to in writing by the Lender or if the Borrower makes or seeks to make any composition or arrangement with its creditors;
(f)          If an encumbrancer takes possession of, or trustee, administrator, receiver or other similar officer is appointed in respect of all or any part of the business or assets of the Borrower or distress or any form of execution is levied or enforced upon any property of the Borrower;
(g)          If the Borrower ceases or threatens to cease to carry on its business or substantially the whole of its business;

 (h) If the Borrower becomes or is declared insolvent or bankrupt;
9.	Fees
9.1 The Borrower shall pay to the Lender an arrangement fee of USD 600,000 (six hundred thousand US Dollars). Payment of the arrangement fee shall be made in cash, in one or more installments, depending on the Borrower's availability of liquidity, on or before December 31st, 2016.
9.2 The Borrower shall pay to the Lender a commitment fee on the undrawn amount of this loan of five per cent (5%) per annum. Payment of the commitment fee shall be made in cash. The commitment fee will start accruing from the date of execution of this Agreement. The commitment fee is payable in one or more installments, on the option of the Borrower, the last installment payable on December 31st, 2016.
9.3 The Borrower shall pay all legal fees and expenses incurred in connection with the preparation, negotiation and conclusion of this Agreement.
10.	Stamp Duties
The Borrower shall pay any and all stamp, registration and similar taxes and charges of whatsoever nature which may be payable or determined to be payable on, or in connection with, the execution, registration, notarisation, performance or enforcement of this Agreement. The Borrower shall indemnify the Lender against any and all liabilities with respect to or resulting from delay or omission on the part of the Borrower to pay any such taxes.
11.	No Waiver
Time shall be of the essence of this Agreement but no failure to exercise nor any delay in exercising on the part of the Lender any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, privilege or remedy prevent any further or other exercise thereof or the exercise of any other right, power, privilege or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.
12.	Severance
If at any time anyone or more provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.
13.	Early Termination
The Borrower has the option to terminate part or whole of the Loan before the Repayment Date stipulated in Section 2 of this Agreement. If the Loan or part of the Loan is terminated by the Borrower before the Repayment Date, the Borrower is obliged to pay to the Lender an early termination fee of USD 2.75% (two point seven five) over the amount of the facility that is being terminated , together with outstanding principal and all accrued interest up to that date and all fees outstanding under section 9 of this agreement.
14.	Extension

The Borrower has the option to extend the Repayment Date for one year i.e. up to December 31st 2017, provided that it has informed the Lender of its inability to pay the Loan or part of the Loan (the "Extended Amount"), within the agreed repayment date, by September 30th 2016. If such an option is exercised by the Borrower, then the Extended Amount, shall be considered a new facility bound by the terms of this agreement that will carry all fees stipulated in sections 9 and 13.
15.	Notices
Every notice, request, demand or other communication under this Agreement shall:
a)            be in writing delivered personally or by fax or e-mail;
b)            be deemed to have been received, in the case of fax ore-mail, at the time of dispatch as per transmission report (provided that if the date of dispatch is not a business day it shall be deemed to have been received at the opening of business on the next such business day), and in the case of a letter when delivered or served personally; and
c)            be sent:
(i) if to the Borrower
Top Ships Inc.
1, Vas. Sofias &Meg. Alexandrou Str.
151 24 Maroussi
Greece
Tel. + 30 210 8128180
Fax + 30 210 8056441
e-mail: atsirikos@topships.org
(ii) if to be sent to the Lender
G. C. Economou & Associates
Kanari 11
106 71 Athens
Greece
Tel. + 30 210 3640030
Fax + 30 210 3640082
e-mail: economou@gce-associates.gr
or to such other person, address, fax number or e-mail as is notified by a Party (as the case may be) to the other Party to this Agreement.
16.	Assignment
14.1 Without prior written approval of the Lender (which the Lender may refuse at his absolute discretion) the Borrower shall not assign or transfer any rights and obligations under this Agreement.

14.2 The Lender may at any time at its discretion without the prior consent of the Borrower assign or transfer in whole or in part to a third party any rights, accessory rights and claims already existing or in future arising under this Agreement.
17.	Confidentiality
15.1 Each of the parties hereto agree and undertake to keep confidential any documentation and any confidential information concerning the business, affairs, etc. which comes into its possession during this Agreement and not to use any such documentation, information for any purpose other than for which it was provided.
15.2 The Borrower acknowledges and accepts that the Lender may be required by law or that it may be appropriate for the Lender to disclose information and deliver documentation relating to the Borrower and the transactions and matters in relation to this Agreement to governmental or regulatory agencies and authorities.
15.3 The Borrower acknowledges and accepts that in case of occurrence of any of the Events of Default the Lender may disclose information and deliver documentation relating to the Borrower and the transactions and matters in relation to this Agreement to third parties (including in particular any technical advisors, accountants, any legal advisors) to the extend that this is necessary for the enforcement or the contemplation of enforcement of the Lender's rights or for any other purpose for which in the opinion of the Lender, such disclosure should be useful or appropriate for the interests of the Lender or otherwise and the Borrower expressly authorizes any such disclosure and delivery.
15.4 The Borrower acknowledges and accepts that the Lender may be prohibited or it may be inappropriate for the Lender to disclose information to the Borrower by reason of law or duties of confidentiality owed or to be owed to other persons.
18.	Law and Jurisdiction
16.1 This Agreement shall be governed by and construed in accordance with English Law.
16.2 For the exclusive benefit of the Lender, the Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the High Court of Justice in respect of any disputes which may arise out or in connection with this Agreement. The foregoing shall not limit the right of the Lender to start proceedings in any other country.
16.3 If it is decided by the Lender that any such proceedings should be commenced in any other country, then any objections as to the jurisdiction or any claim as to the inconvenience of the forum is hereby waived by the Borrower and it is agreed and undertaken by the Borrower to instruct lawyers in that country to accept service of legal process and not to contest the validity of such proceedings as far as the jurisdiction of the court or courts involved is concerned.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written.

SIGNED for and on behalf of	SIGNED for and on behalf of
TOP SHIPS INC.	FAMILY TRADING INC.

/s/ Alexandros Tsirikos	/s/ Dimosthenis Eleftheriadis
Mr. Alexandros Tsirikos	Dimosthenis Eleftheriadis
Director/Chief Financial Officer	President/Director

Witness:	Witness:

Signature: /s/ Andreas Louka	Signature: /s/ Sylvia Govalla
Full name: Andreas Louka	Full name: Sylvia Govalla
Address: 28 Deinokratous St., Athens	Address: 11 Kanari Street, 106 71 Athens, Greece
Occupation: Attorney-at-Law	Occupation: Private Employee